UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25	SEC File Number 001-40491

NOTIFICATION OF LATE FILING	CUSIP Number G42041106

(Check One):  ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended:	December 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

Full Name of Registrant:	G Squared Ascend II Inc.

Former Name if Applicable:	Not applicable.

Address of Principal Executive Office (Street and Number):	205 N. Michigan Avenue, Suite 3770

City, State and Zip Code:	Chicago, Illinois 60601

Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

G Squared Ascend II Inc.’s (the “Company”) annual report on Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”) could not be filed by March 31, 2023 without unreasonable effort and expenses because the Company requires additional time to complete its review of certain items with respect to the narrative disclosure and financial statements to be included in the Form 10-K. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company anticipates that it will file its Form 10-K as soon as practicable and no later than the fifteenth calendar day following the prescribed due date.

Part IV – Other Information

(1) Name and telephone number of person to contact in regard to this notification

Tom Hoban	(203)	941-6204
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURE

G Squared Ascend II Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

G Squared Ascend II Inc.

By:	/s/ Tom Hoban
Tom Hoban
Chief Financial Officer

Date: March 31, 2023